# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EUDA Health Holdings Ltd, CIK 0001847846
CUSIP: G3142E147
Title of class of securities: ORDINARY SHARES
Address of issuer's principal executive offices: 60 KAKI BUKIT PLACE, #03-01, EUNOS TECHPARK, Singapore (U0), 415979
Date of event which requires filing of this statement: 03/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002137884

## Reporting persons
- ZHANG XIN: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 295,000; shared voting power 0; sole dispositive power 295,000; shared dispositive power 0; aggregate amount beneficially owned 295,000 (9.85% of the class)
  Comment: THE PERCENTAGE OWNERSHIP CALCULATIONS ARE BASED ON 2,994,325 ORDINARY SHARES OUTSTANDING AS OF MAY 22, 2026.

## Item 1. Issuer
Name of issuer: EUDA Health Holdings Ltd
Address of issuer's principal executive offices: 60 KAKI BUKIT PLACE, #03-01 EUNOS TECHPARK, SINGAPORE 415979

## Item 2. Person Filing
Name of person filing: ZHANG XIN
Address of principal business office or, if none, residence: ROOM 3308 HUAMEI PAVILION LIANCHENG MEIYUAN CHUNFENG ROAD, LUOHU DISTRICT, SHENZHEN.
Citizenship: CHINA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 295,000 ORDINARY SHARES
Percent of class: 9.85%
Sole power to vote or to direct the vote: 295,000 ORDINARY SHARES
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: 295,000 ORDINARY SHARES
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ZHANG XIN: /s/ ZHANG XIN, ZHANG XIN (06/05/2026)